AMENDMENT NO. 2 TO CREDIT AGREEMENT
AMENDMENT NO. 2, dated as of February 20, 2020 (this “Amendment No. 2”), by and among PLANTRONICS, INC., a Delaware corporation (the “Borrower”) and WELLS FARGO BANK, NATIONAL ASSOCIATION, a national banking association, as administrative agent (in such capacity, the “Administrative Agent”) and the Revolving Credit Lenders party hereto, to that certain Credit Agreement, dated as of July 2, 2018 (as amended by that certain Amendment No.1 to Credit Agreement, dated as of May 21, 2019, and as further amended, supplemented or otherwise modified from time to time, the “Credit Agreement”), by and among the Borrower, Wells Fargo Bank, National Association, as Administrative Agent and the Lenders from time to time party thereto. Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such term in the Credit Agreement.
W I T N E S S E T H :
WHEREAS, pursuant to clause (v) of the second proviso to Section 10.01 of the Credit Agreement, the Borrower, the Required Revolving Credit Lenders and the Administrative Agent may amend, waive or otherwise modify Section 7.11 of the Credit Agreement or any terms used for purposes of Section 7.11, and the Borrower and the Revolving Credit Lenders party hereto constituting at least the Required Revolving Credit Lenders (the “Consenting Lenders”) desire to amend the Credit Agreement as set forth below.
NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:
SECTION 1 - Amendment.

(a)    Section 7.11(a) of the Credit Agreement is hereby amended and restated as follows:

        “(a)    Secured Net Leverage Ratio. As of the last day of any fiscal quarter ending during the periods specified below, permit the Secured Net Leverage Ratio to be greater than the corresponding ratio set forth below:

Period	Maximum Secured Net Leverage Ratio
December 29, 2018 through December 26, 2020	3.75 to 1.00
December 27, 2020 and thereafter	3.00 to 1.00
”

(b)    Section 7.11(b) of the Credit Agreement is hereby amended and restated as follows:

“(b)    Interest Coverage Ratio. As of the last day of any fiscal quarter ending during the periods specified below, permit the Interest Coverage Ratio to be less than the corresponding ratio set forth below:

Period	Minimum Interest Coverage Ratio
December 29, 2018 through December 26, 2020	2.25 to 1.00
December 27, 2020 and thereafter	2.75 to 1.00
”

(c)    The following language shall be added as a new Section 7.11(d):

“(d)    Solely for purposes of calculating the Secured Net Leverage Ratio and the Interest Coverage Ratio with respect to Section 7.11(a) and Section 7.11(b), (i) the Secured Net Leverage Ratio shall be calculated net of the aggregate amount of unrestricted cash and Cash Equivalents on the balance sheet of the Borrower and its Restricted Subsidiaries as of such date up to an amount equal to $150,000,000 (rather than $100,000,000 as set forth in the proviso of the definition thereof) and (ii) solely for purposes of any fiscal quarter ending from December 29, 2019 through December 26, 2020, the cap on Expected Cost Savings in determining Consolidated EBITDA shall be increased from “20% of Consolidated EBITDA for such Measurement Period (calculated before giving effect to any such Expected Cost Savings to be added back pursuant to such clause (a)(ix))” to “the greater of (A) 20% of Consolidated EBITDA for such Measurement Period (calculated before giving effect to any such Expected Cost Savings to be added back pursuant to such clause (a)(ix)) and (B)(x) for the period from December 29, 2019 through March 28, 2020, $121,000,000, (y) for the period from March 29, 2020 through June 27, 2020, $107,000,000 and (z) for the period from June 28, 2020 through December 26, 2020, $88,000,000”.”

SECTION 2 – Representations & Warranties. In order to induce the Consenting Lenders and the Administrative Agent to enter into this Amendment No. 2, each Loan Party hereby represents and warrants to the Consenting Lenders and the Administrative Agent that:
(a)     On and as of the Amendment No. 2 Effective Date, each of the representations and warranties made by any Loan Party set forth in Article 5 of the Credit Agreement or in any other Loan Document shall be true and correct in all material respects (provided that, any representation and warranty that is qualified by “materiality,” “material adverse effect” or similar language shall be true and correct in all respects (after giving effect to any such qualification therein)) on and as of the Amendment No. 2 Effective Date with the same effect as though made on and as of such date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct in all material respects (or if any such representation and warranty is qualified by “materiality,” “material adverse effect” or similar language, shall be true and correct in all respects (after giving effect to any such qualification therein)) on and as of such earlier date); provided that all references in the representations set forth therein to “Loan Documents” shall be deemed to be references to this Amendment No. 2 and the other Loan Documents (including the Credit Agreement) as amended by this Amendment No. 2.
(b)    No Default or Event of Default has occurred or is continuing or would occur immediately after giving effect to this Amendment No. 2.
SECTION 3 – Conditions Precedent. This Amendment No. 2 shall become effective as of the first date (the “Amendment No. 2 Effective Date”) when each of the conditions set forth in this Section 3 shall have been satisfied or waived:

(a)    The Administrative Agent shall have received a duly authorized, executed and delivered counterpart of the signature page to this Amendment No. 2 from each Loan Party named on the signature pages hereto and Consenting Lenders constituting the Required Revolving Credit Lenders.
(b)    All costs, fees and expenses (including, without limitation, legal fees and expenses) of the Administrative Agent in connection with this Amendment No. 2 shall have been paid to the extent required under the Credit Agreement.
(d)    No Default or Event of Default shall have occurred or be continuing or would occur immediately after giving effect to this Amendment No. 2.
(e)    Each of the representations and warranties made by any Loan Party set forth in Section 2 hereof shall be true and correct in all material respects (provided that, any representation and warranty that is qualified by “materiality,” “material adverse effect” or similar language shall be true and correct in all respects (after giving effect to any such qualification therein)) on and as of the Amendment No. 2 Effective Date with the same effect as though made on and as of such date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct in all material respects (or if any such representation and warranty is qualified by “materiality,” “material adverse effect” or similar language, shall be true and correct in all respects (after giving effect to any such qualification therein)) on and as of such earlier date).
(f)    The Administrative Agent shall have received a certificate of the Borrower, dated the Amendment No. 2 Effective Date, executed by a Responsible Officer of the Borrower certifying compliance with the requirements set forth in clauses (d) and (e) of this Section 3.
SECTION 4 - Reference to and Effect on the Credit Agreement. On and after the effectiveness of this Amendment No. 2, each reference in the Credit Agreement to “this Agreement”, “hereunder”, “hereof” or words of like import referring to the Credit Agreement, and each reference in each of the other Loan Documents to “the Credit Agreement”, “thereunder”, “thereof” or words of like import referring to the Credit Agreement, shall mean and be a reference to the Credit Agreement, as amended or waived by this Amendment No. 2. The Credit Agreement, as specifically amended by this Amendment No. 2, and each other Loan Document are and shall continue to be in full force and effect and are hereby in all respects ratified and confirmed. Without limiting the generality of the foregoing, the Collateral Documents and all of the Collateral described therein do and shall continue to secure the payment of all Obligations of the Loan Parties under the Loan Documents. The execution, delivery and effectiveness of this Amendment No. 2 shall not, except as expressly provided herein, operate as an amendment or waiver of any right, power or remedy of any Lender or any Agent under any of the Loan Documents, nor constitute an amendment or waiver of any provision of any of the Loan Documents. This Amendment No. 2 is a “Loan Document” for all purposes of the Credit Agreement and the other Loan Documents.
SECTION 5 - Ratification. This Amendment No. 2 is limited to the matters specified herein and shall not constitute acceptance or waiver, or, to the extent not expressly set forth herein, an amendment or modification, of any other provision of the Credit Agreement or any other Loan Document. Nothing herein contained shall be construed as a substitution or novation of the obligations outstanding under the Credit Agreement or any other Loan Document or instruments securing the same, which shall remain in full force and effect as modified hereby or by instruments executed concurrently herewith, and each of the parties hereto acknowledges and agrees that the terms of this Amendment No. 2 constitute an amendment of the terms of the terms of pre-existing Indebtedness and the related agreement, as evidenced by the Credit Agreement as amended hereby.
SECTION 6 - Execution in Counterparts. This Amendment No. 2 may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. Delivery of an executed counterpart of a signature page of this Amendment No. 2 by telecopy or e-mail shall be effective as delivery of a manually executed counterpart of this Amendment No. 2.
SECTION 7 - Governing Law; Submission to Jurisdiction; Waiver of Jury Trial. Sections 10.14 and 10.15 of the Credit Agreement is incorporated herein, mutatis mutandis, as if a part hereof.
[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 2 to be duly executed by their respective authorized officers as of the day and year first above written.
PLANTRONICS, INC.

By:	/s/ Chuck Boynton Name: Chuck Boynton Title: Executive Vice President and Chief Financial Officer

[Signature Page to Amendment No. 2]

WELLS FARGO BANK, NATIONAL ASSOCIATION,
as Administrative Agent and Revolving Credit Lender

By:	/s/ Jesse Mason Name: Jesse Mason Title: Director

[Signature Page to Amendment No. 2]